Exhibit e(1)(b)

SCHEDULE A

(as of April 30, 2019)

Portfolio	Initial Board Approval Date	Initial Effective Date	Exchange (Ticker)	Termination Date
Invesco India ETF	02/22/08	03/04/08	NYSE Arca, Inc. (PIN)	04/30/20

Invesco India Exchange-Traded Fund Trust on behalf of each Fund listed on Schedule A

By:	/s/ Daniel E. Draper
	Name:	Daniel E. Draper
	Title:	President

INVESCO DISTRIBUTORS, INC.

By:	/s/ Brian C. Thorp
	Name:	Brian C. Thorp
	Title:	Vice President